EXHIBIT 99.07

Chunghwa Telecom

December 8, 2017

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
Nov.	Net sales	20,206,453	18,953,369	(+)1,253,084	(+)6.61%

Jan.-Nov.	Net sales	205,626,321	209,302,477	(-)3,676,156	(-)1.76%

b Trading purpose : None